SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

FOR THE FISCAL YEAR ENDED September 30, 2003

or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from

Commission file number 0-15495

MESA AIR GROUP, INC. 401(K) PLAN
(Full title of the plan)

Address of the plan

MESA AIR GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

410 North 44th Street, Suite 700
Phoenix, Arizona 85008
(Address of issuer’s principal executive office)

Mesa Air Group, Inc.
401(k) Plan

Financial Statements for the Years Ended
September 30, 2003 and 2002, Supplemental
Schedules for the Year Ended September 30,
2003 and Independent Auditors’ Report

MESA AIR GROUP, INC. 401(k) PLAN

INDEPENDENT AUDITORS’ REPORT

Trustee and Plan Participants
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) as of September 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic 2003 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 23, 2004

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2003 AND 2002:

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS:
Investments at fair value	$24,510,628	$14,933,658
Participant loans	786,992	634,246

Total investments	25,297,620	15,567,904

CONTRIBUTIONS RECEIVABLE:
Employee	159,889	253,182
Employer	31,085	49,602

Total contributions receivable	190,974	302,784

NET ASSETS AVAILABLE FOR BENEFITS	$25,488,594	$15,870,688

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income:
Interest and dividends	$181,879	$447,096
Net appreciation (depreciation) in fair value of investments	7,084,797	(2,971,923)

Total investment income (loss)	7,266,676	(2,524,827)

Contributions:
Employee	3,229,435	3,045,315
Employer	419,349	224,362

Total contributions	3,648,784	3,269,677

Total additions	10,915,460	744,850
DEDUCTIONS—Benefits paid to participants	(1,297,554)	(2,176,816)

INCREASE (DECREASE) IN NET ASSETS	9,617,906	(1,431,966)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	15,870,688	17,302,654

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$25,488,594	$15,870,688

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

The following description of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General–The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the “Employer”). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, other than CCAir, Inc., who are 21 years of age and have completed one year of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

b.	Contributions and Vesting–Various accounts have been established for pretax voluntary employee contributions, forfeitures and earnings or losses from plan assets. Accounts in use and their major provisions are as follows:

•	Employee Contribution Account–Salary Reduction Contribution Accounts have been established for pretax voluntary employee contributions ranging from 1% to 15% of employee compensation up to the annual deferral limit set by the Internal Revenue Code (“IRC”). All such balances are fully vested.

•	Employer Contributions Account–Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer’s Board of Directors as a profit sharing contribution. Employer discretionary contributions are allocated to active participants based upon the ratio that each participant’s annual compensation bears to the total of all active participants’ annual compensation. Forfeitures are reallocated and may be used to reduce Employer matching contributions. In 2003 and 2002, Employer contributions were 25% of participant contributions up to 10% of compensation.

•	Vesting–Employees are 20% vested in Employer contribution accounts after one year of service. Vesting subsequently increases 20% per year until the participant becomes fully vested after five years. Participants also become fully vested upon becoming disabled, reaching age 65, or death, if still employed by the Employer.

c.	Participant Accounts–Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, an allocation of the Employer’s discretionary contribution and the Plan’s earnings. The Employer’s discretionary contribution is allocated to each participant in the ratio that each such participant’s basic contribution (up to 4%) for the Plan year bears to all basic contributions of all participants. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

d.	Investment Options–As of September 30, 2003, participants may direct employee contributions in 1% increments in any of six investment options offered by Putnam Fiduciary Trust Company (“Putnam”) and a fund that invests in Mesa Air Group, Inc. common stock.

e.	Benefits–Benefits are available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment, installments or a nontransferable annuity. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

f.	Participant Loans–Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured by the balance in the participant’s account. The loans accrue interest at a fixed rate determined by the Plan Administrator. The rate will be comparable to those currently available from commercial institutions. Interest rates on existing loans range from 7% to 9.25% as of September 30, 2003. Principal and interest are payable through monthly payroll deductions.

g.	Plan Termination–Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees’ rights are nonforfeitable.

h.	Tax Status–The Internal Revenue Service has determined and informed the Prototype Sponsor by National Officer Opinion letter dated August 9, 2002 that the Plan and related trust documents are designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

a.	Basis of Accounting–The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

b.	Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

c.	Investment Valuation–Mutual fund investments and Mesa Air Group, Inc. common stock are stated at market value based upon quoted market prices as determined by the Plan Trustee. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

d.	Administrative Expenses–All administrative expenses are paid by the Employer.

e.	Payment of Benefits–Benefits are recorded when paid.

3.    INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

Putnam Fiduciary Trust Company	2003	2002
Putnam Voyager Fund	$5,019,857	$3,608,965
Putnam New Opportunities	4,589,395	2,808,946
Mesa Air Group, Inc. common stock	4,365,538	1,397,145
Putnam Growth and Income Fund	4,003,443	2,689,481
Putnam Global Growth Fund	2,822,315	1,503,925
Putnam Money Market Fund	2,180,161	1,805,585
Putnam Income Fund	1,529,919	1,119,611

During the years ended September 30, 2003 and 2002, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) by $7,084,797 and ($2,971,923), respectively.

4.    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam. Putnam is the Trustee as defined in the Plan. Additionally, certain Plan investments are shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as party-in-interest transactions.

5.    NONEXEMPT TRANSACTIONS

During the years ended September 30, 2003 and 2002, the Employer failed to remit certain employee contributions to the Trustee in accordance with the Department of Labor Regulations. The Employer has represented to the Plan Administrator that it will pay all penalties related to these transactions and will make all participants whole in accordance with ERISA and the IRC. The Employer corrected the timing of payments during April 2003 and has since been in compliance with Department of Labor Regulations.

6.    SUBSEQUENT EVENTS

The Plan changed trustees effective March 1, 2004.

* * * * * *

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2003:

MESA AIR GROUP, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
SEPTEMBER 30, 2003

Column B	Column C	Column E
	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,	Current
Similar Party	Par or Maturity Value	Value
Putnam Fiduciary Trust Company	Voyager Fund–344,297 shares	$5,019,857
Putnam Fiduciary Trust Company	New Opportunities–133,490 shares	4,589,395
Mesa Air Group, Inc.	Common stock–337,708 shares	4,365,538
Putnam Fiduciary Trust Company	Growth and Income Fund–254,834 shares	4,003,443
Putnam Fiduciary Trust Company	Global Growth Fund–413,223 shares	2,822,315
Putnam Fiduciary Trust Company	Money Market Fund–2,180,161 shares	2,180,161
Putnam Fiduciary Trust Company	Income Fund Portfolio–226,319 shares	1,529,919
Participant loans	Maturing from 2003 to 2013, with interest rates ranging from 7.00% to 9.25%	786,992

	Total assets held for investment purposes	$25,297,620

MESA AIR GROUP, INC. 401(k) PLAN

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 2003

(b) Relationship to Plan,
(a) Identity of Party	Employer or Other	(c) Description of Transactions
Involved	Party-in-Interest	(d) Current Value of Asset
Mesa Air Group, Inc.	Employer/Plan Sponsor
Participant contributions for employees were not funded as of the earliest date on which such contributions can reasonably be segregated from the Employer’s general assets, as required by D.O.L. Regulation 2510.3-102. The amount of the participant contributions totaled $2,094,000.

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-58646 of Mesa Air Group, Inc. on Form S-8 of our report dated March 23, 2004, appearing in this Annual Report on Form 11-K of Mesa Air Group, Inc. 401(k) Plan for the year ended September 30, 2003.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 29, 2004